Exhibit 1.01

Conflict Minerals Report of TearLab Corporation

This is the Conflict Minerals Report for TearLab Corporation (“TearLab”) for calendar year 2013 in accordance with Rule 13p-1 under the Securities Exchange Act of 1934 (“Rule 13p-1”).

In accordance with Rule 13p-1, TearLab undertook due diligence to determine whether the conflict minerals used in its product offerings are “DRC conflict free” (as defined in the rules and regulations promulgated by the Securities and Exchange Commission). TearLab designed its due diligence measures to conform, in all material respects, with the nationally or internationally recognized due diligence framework in the OECD Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High Risk Areas Second Edition (OECD 2012) (“OECD Framework”) and related Supplements for each of the conflict minerals.

As a result of its due diligence efforts, TearLab has concluded, in good faith, that during calendar year 2013, the conflict minerals used in the production of some of its products are “DRC conflict undeterminable” (as defined in the rules and regulations promulgated by the Securities and Exchange Commission). As a result of TearLab’s due diligence efforts, it was able to conclude the following:

a)     TearLab is unable to determine whether or not components/materials that contribute to some of its products are DRC conflict free or were from recycled or scrap sources.

b)     TearLab was able to determine that minerals used in the TearLab Osmolarity Test Card (sku 100003) did not come from the Demographic Republic of the Congo, or any adjoining countries. Therefore the minerals used in the TearLab Osmolarity Test Card are conflict free.

c)     The TearLab Osmolarity System Reader (sku 100000, 100006, 100011, 100014, 100016 and 100017), the TearLab Osmolarity System Pen (sku 100001), and the TearLab Osmolarity Electronic Check Card (sku 100004) products manufactured by or for TearLab are considered to be DRC conflict undeterminable.

d)     TearLab is making this determination because it does not have sufficient information from suppliers or other sources to conclude where the necessary conflict minerals originated.

e)     Because of this insufficient information, TearLab is unable to determine and to describe the facilities used to process and the country(ies) of origin of those conflict minerals required and necessary for the production of some of its products. TearLab’s efforts to determine the mine(s) or location of origin with the greatest possible specificity included the due diligence measures further described below.

TearLab’s due diligence measures were based on the OECD Framework and extensive communications with its suppliers, value-added resellers, distributors, contract manufacturers (“CMs”) and in some cases the original equipment manufacturer or original design manufacturer. TearLab, as a purchaser of completed products, is many steps removed from the mining of the conflict minerals and does not purchase raw ore or unrefined conflict minerals, nor does it purchase bulk conflict minerals in the form of ingots or bullion for use in its products. The origin of TearLab’s conflict minerals cannot be determined with any certainty once the raw ores are smelted, refined and converted to ingots, bullion or other conflict mineral containing derivatives. Although the smelters and refiners are consolidating points for raw ore and are in the best position in the total supply chain to know the origin of the ores, TearLab, during this first reporting year, focused its efforts on its suppliers and contract manufacturers in an effort to build conflict mineral awareness, assess the transparency of its supply chain and make initial identification, where possible, of the smelters/refiners in its supply chain. A summary of TearLab’s activities in line with the relevant first 3 steps of the OECD Framework are outlined below.

TearLab’s due diligence measures included:

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Conducting a supply chain survey with the direct suppliers of the TearLab products which contain those conflict materials using the Electronic Industry Citizenship Coalition/Global e-Sustainability Initiative (EICC/GeSI) program guide.

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Verifying the information contained from the direct suppliers of materials and components to TearLab’s contract manufacturers using the Electronic Industry Citizenship Coalition/Global e-Sustainability Initiative (EICC/GeSI) and comparing any reported smelters or refiners identified in the supply chain survey against the list of smelter facilities which have been identified as “conflict free” by programs such as the EICC/GeSI Conflict Free Smelter (CFS) program for tantalum, tin, tungsten and gold.

TearLab’s due diligence measures included: the examination of the suppliers within TearLab’s supply chain. Each contracted manufacturer was contacted and an explanation of the expectations of Conflict Minerals Reporting was given, along with a copy of the EICC (Electronic Industry Citizenship Coalition) Conflict Minerals Reporting Template. Each contracted manufacturer of TearLab’s products verified that they understood their responsibilities as a part of the supply chain, reporting that they are committed to the legislation and have asked their suppliers to complete their due diligence in assuring that the goods supplied are free from minerals that are derived from the conflict area.

Of the three contract manufacturers of TearLab’s products, only one was able to confirm that the minerals used are from outside the conflict region. The other two are continuing their due diligence into their supply chain, verifying that the component parts provided as a part of the TearLab products do not contain minerals from the conflict region.

As a result of the due diligence measures described above, TearLab has determined that the TearLab Osmolarity Reader, TearLab Osmolarity Pen and TearLab Osmolarity Check Cards are Democratic Republic of the Congo or an adjoining country (DRC) conflict undeterminable. TearLab makes this determination due to a lack of information from its suppliers for certain components of the TearLab products to conclude whether the necessary conflict minerals originated in the Covered Countries and, if so, whether the necessary conflict minerals were from recycle or scrap sources, were DRC conflict free or have not been found to be DRC conflict free.

In the next compliance period, TearLab intends to implement steps with its contracted manufacturers to further improve the information gathered from their due diligence process to further mitigate the risk that the components used in the TearLab products are from outside of the conflict region. These steps will include:

●	Increase the response rate of the contract manufacturers surveys of their suppliers through increased due diligence of their programs.

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Informing the contract manufacturers whose suppliers have identified certain smelters that their participation in a program such as the CFS program is mandated, which will assist the smelter to obtain a “conflict free” designation.